Exhibit 99.5

Points International Ltd. Reports Second Quarter 2013 Financial Results

– Record Revenues of $41.9 million, an increase of 15% over Q2 2012

– Reiterates 2013 revenue guidance of $200 - $220 million, 42% - 57% estimated growth year-over-year

Toronto, Canada, August 7, 2013 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the second quarter ended June 30, 2013.

“Points delivered another strong quarter, both financially and operationally,” said Points Chief Executive Officer, Rob MacLean. “During the quarter, we continued to drive ongoing platform expansion, increasing transactional activity among existing partners as well as successfully onboarding new products and partners, most notably welcoming Southwest Rapid Rewards. Over the course of the second quarter and to-date, we have launched 12 new products and added 3 new partners, growing our platform to close to 200 products deployed across 60 partners.”

MacLean continued, “As is evident, the first-half of the year is off to a strong start, with total revenues growing 22% on a year-to-date basis versus the same period last year. The success we saw in the first-half of the year sets us up for continued strong growth in the back half of the year. We expect growth with our existing partners and products to combine with our new 2013 launches to push us over the $200 million level in revenue for the full year."

MacLean concluded, “Evolving our loyalty commerce platform remains a key focus for the balance of the year. Already, in the first half, we have deployed new payment capabilities with the addition of PayPal to many of our global product deployments. Continued investment in expanding our core business offerings and advancing our open platform strategy will further reinforce Points’ position as a leader and enabler within the broader loyalty industry as well as serve as an important driver of our ongoing growth.”

Second Quarter 2013 Financial Results

Revenues totaled $41.9 million up 15% from $36.3 million in the prior-year period. Principal revenues totaled $39.9 million, up 17% from $34.2 million in the second quarter of 2012. The year-over-year increase in principal revenues was largely due to the impact of new partners launched over the last twelve months and the timing of certain marketing and promotional activity. Other partner revenue totaled $2.0 million, down 4% from $2.1 million in the prior-year period.

Gross margin1 dollars totaled $7.4 million, or 18% of total revenue. This compares to $7.1 million, or 20% of total revenue, in the second quarter of 2012. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the last twelve months. As a percentage of revenue, gross margin was impacted by the relative mix of partner and product sales during the quarter. With the addition of larger partnerships throughout the year, Points expects meaningful growth in margin dollars coupled with margin percentages in the sub-20% range.

As previously noted the Company has continued to focus on strategic investments and hires to support the long-term growth of Points. In light of these investments, EBITDA2 was $1.2 million compared to $2.1 million in the second quarter of 2012.

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1 Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance.

2 EBITDA is a non-IFRS financial measure. Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange, and impairment. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

The Company reported net income of $218,000, or $0.01 per share, compared to net income of $1.3 million, or $0.09 per share, in the second quarter of 2012. The year-over-year decrease in net income was largely due to a combination of lower EBITDA and increased depreciation and amortization expense.

Second Quarter 2013 Business Metrics

	Q2/13	Q2/12	Q2/13 vs. Q2/12	Q1/13	Q2/13 vs. Q1/13
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,867,915	3,455,853	11.9%	4,420,726	-12.5%
No. of Points/Miles Transactions	415,861	390,244	6.6%	377,845	10.1%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,452,491	3,056,598	13.0%	3,975,818	-13.2%
No. of Points/Miles Transactions	393,371	328,722	19.7%	354,992	10.8%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	415,424	399,255	4.0%	444,908	-6.6%
No. of Points/Miles Transactions	22,490	61,522	-63.4%	22,853	-1.6%
Cumulative Registered Users	3,630,559	3,235,685	12.2%	3,550,883	2.2%

As of June 30, 2013, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $54.3 million. The company remains debt free and is pleased with its overall financial position.

Outlook

The Company is reiterating its financial guidance for the year ending December 31, 2013, as follows:

  The Company expects revenue to be in the range of $200 million to $220 million, an increase of 42% — 57% over 2012.
  The Company expects EBITDA to be in the range of $10 million to $13 million prior to making strategic investments.
  The Company plans to re-invest a portion of its incremental profitability in 2013 in the range of $2 million -$3 million.

Investor Conference Call

Points’ conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0789 ten minutes prior to the start time. International dialers should call (201) 689-8562.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through August 21, 2013 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 415874.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2013 with respect to revenue growth and guidance, the size of our pipeline opportunities and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge / Kimberly Esterkin
laurab@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information

Expressed in thousands of United States dollars

	For the 3 months ended		For the six months ended

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Total Revenue	$41,924	$36,329	$78,842	$64,367
Direct cost of principal revenue	34,515	29,192	64,774	50,824
Gross Margin	$7,409	$7,137	$14,068	$13,543
Gross Margin %	18%	20%	18%	21%

Reconciliation of Operating Income (Loss)3 to EBITDA

Expressed in thousands of United States dollars

	For the 3 months ended		For the six months ended

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Operating income (loss)	$348	$1,373	$(70)	$1,874
Depreciation and amortization	848	699	1,767	1,360
Foreign exchange (gain) loss	(24)	29	4	(16)
EBITDA	$1,172	$2,101	$1,701	$3,218

__________________________________
3 Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income (loss) before Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income (loss) before the impact of taxes.

Points International Ltd.
Condensed Consolidated Interim Balance Sheets
Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$46,646	$45,108
Restricted cash	1,608	3,202
Funds receivable from payment processors	6,080	10,057
Security deposits	-	2,780
Accounts receivable	1,706	1,912
Prepaid expenses and other assets	948	940
Total current assets	$56,988	$63,999

Non-current assets
Property and equipment	2,185	2,207
Intangible assets	2,024	2,856
Goodwill	2,580	2,580
Deferred tax assets	6,948	6,485
Long-term investment	2,500	-
Other assets	563	617
Total non-current assets	$16,800	$14,745
Total assets	$73,788	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	3,191	4,673
Payable to loyalty program partners	40,891	44,912
Current portion of other liabilities	1,221	594
Total current liabilities	$45,303	$50,179

Non-current liabilities
Other liabilities	573	738
Total non-current liabilities	$573	$738

Total liabilities	$45,876	$50,917

SHAREHOLDERS’ EQUITY
Share capital	57,585	57,564
Contributed surplus	10,386	10,105
Accumulated other comprehensive loss	(441)	(54)
Accumulated deficit	(39,618)	(39,788)
Total shareholders’ equity	$27,912	$27,827
Total liabilities and shareholders’ equity	$73,788	$78,744

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
REVENUE
Principal	$39,891	$34,208	$74,491	$59,548
Other partner revenue	2,023	2,112	4,327	4,801
Interest	10	9	24	18
Total Revenue	$41,924	$36,329	$78,842	$64,367

EXPENSES
Direct cost of principal revenue	34,515	29,192	64,774	50,824
Employment costs	4,374	3,610	8,869	7,204
Marketing & communications	307	334	576	700
Technology services	323	157	558	331
Depreciation and amortization	848	699	1,767	1,360
Foreign exchange (gain) loss	(24)	29	4	(16)
Operating expenses	1,233	935	2,364	2,090
Total Expenses	$41,576	$34,956	$78,912	$62,493

OPERATING INCOME (LOSS) BEFORE INCOME TAX	$348	$1,373	$(70)	$1,874

Income tax expense (recovery)	130	69	(240)	(4)
NET INCOME	$218	$1,304	$170	$1,878

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $117 and $156 for the three and six months ended June 30, 2013 (2012: expense of $3 and $15)	(324)	7	(432)	41
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $5 and $16 for the three and six months ended June 30, 2013 (2012 – expense of $4 and $22)	13	(12)	45	(63)
Other comprehensive loss for the period, net of income tax	$(311)	$(5)	$(387)	$(22)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(93)	$1,299	$(217)	$1,856

EARNINGS PER SHARE
Basic earnings per share	$0.01	$0.09	$0.01	$0.12
Diluted earnings per share	$0.01	$0.09	$0.01	$0.12

Points International Ltd
Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized gains	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		(losses) on cash	other	deficit	equity
				flow hedges	comprehensive
					income (loss)

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net lncome	-	-	-	-	-	170	170

Other comprehensive loss	-	-	-	(387)	(387)	-	(387)
Total comprehensive loss	-	-	-	(387)	(387)	170	(217)
Effect of share option compensation plan	-	300	300	-	-	-	300
Effect of RSU compensation plan	-	228	228	-	-	-	228
Share issuances	616	(247)	369	-	-	-	369
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at June 30, 2013	$57,585	$10,386	$67,971	$(441)	$(441)	$(39,618)	$27,912

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	-	-	-	-	-	1,878	1,878

Other comprehensive loss	-	-	-	(22)	(22)	-	(22)
Total comprehensive income	-	-	-	(22)	(22)	1,878	1,856
Effect of share option compensation plan	-	335	335	-	-	-	335
Effect of RSU compensation plan	-	84	84	-	-	-	84
Share issuances	1,103	(416)	687	-	-	-	687
Share capital held in trust	(489)	-	(489)	-	-	-	(489)
Balance at June 30, 2012	$57,992	$9,674	$67,666	$21	$21	$(46,172)	$21,515

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months		For the six months
(Unaudited)	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Cash flows from operating activities
Net income for the period	$218	$1,304	$170	$1,878
Adjustments for:
Depreciation of property and equipment	291	138	663	269
Amortization of intangible assets	557	561	1,104	1,091
Unrealized foreign exchange (gain) loss	81	(347)	(290)	(84)
Equity-settled share-based payment transactions	292	201	528	419
Deferred income tax expense (recovery)	101	73	(323)	(10)
Unrealized net gain/loss on derivative contracts designated as cash flow hedges	(423)	(6)	(526)	(29)
Changes in non-cash balances related to operations	7,733	(6,523)	1,968	(5,155)
Net cash provided by (used in) operating activities	$8,850	$(4,599)	$3,294	$(1,621)

Cash flows from investing activities
Acquisition of property and equipment	(236)	(144)	(641)	(328)

Additions to intangible assets	(171)	(170)	(272)	(293)

Long-term Investment	(2,499)	-	(2,500)	-

Changes in restricted cash	1,575	-	1,575	-

Purchase of convertible debenture	-	(255)	-	(255)

Net cash used in investing activities	$(1,331)	$(569)	$(1,838)	$(876)

Cash flows from financing activities
Proceeds from exercise of share options	182	318	370	687
Payment for share purchases	(595)	(489)	(595)	(489)
Net cash provided by (used in) financing activities	$(413)	$(171)	$(225)	$198

Net increase (decrease) in cash and cash equivalents	$7,106	$(5,339)	$1,231	$(2,299)
Cash and cash equivalents at beginning of the period	39,611	37,622	45,108	34,853
Effect of exchange rate fluctuations on cash held	(71)	357	307	86
Cash and cash equivalents at end of the period	$46,646	$32,640	$46,646	$32,640

Interest Received	$10	$8	$27	$18
Interest Paid	$-	$-	$-	$-